Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

UNITED CONTINENTAL MERGER PRESS CONFERENCE

The following is a transcript of a press conference held on May 3, 2010:

GT:                       Thanks very much for coming.  My partner, Jeff, and I are very, very proud today to announce the merger of equals between our respective companies, Continental and United, to create a very new and a very exciting United Airlines.  This company's built for sustained success and profitability in what we all know to be a hyper-competitive industry.  We have an unparalleled network, a stronger company employment and career platform and opportunity, and a better opportunity for our communities to be connected globally by this extraordinary combination, and a great opportunity for shareholders of both companies.

JS:                        Thanks, Glenn.  As you can see from these aircraft, these logos, this banner, this is a true merger of equals.  We bring together the very best of Continental with the very best of United.  We've developed a great working relationship, through our Star Alliance.  We've learned a lot from each other.  We've learned to respect and admire each other's management teams and co-workers.  And the merger creates the leading team in the industry, the leading airline in the industry.

  And we're going to continue to focus on what's important to the customer, clean, safe and reliable air transportation.  And working together ... and by that, I mean treating each other as co-workers, and treating our customers with dignity and respect, and having open, honest and direct communication.

  This merger benefits all our stakeholders.  Our customers, we're providing an unparalleled global network on a single carrier.  Communities, the great air service that we will provide will foster jobs and economic growth.  For our employees, this merger provides a stable foundation in what is an unstable and fragile industry.  This will provide our employees with long-term careers, not just jobs.  And for our shareholders, the significant synergies that we will deliver and we are confident that we can deliver them, will provide a good return to our shareholders, in an industry that's been noted for failing to do that.

  Moreover, we are creating a better carrier combined than either of us could have ever created alone.  And that creates a better future for all of our stakeholders.

GT:                       Continental and United are doing this against the backdrop of an industry landscape that has changed significantly.  We are competed across the United States by low-cost carriers who continue to grow.  We now compete against the new Delta, a combination of Delta and Northwest.  And there's international consolidation of note, significantly, in the Pacific, and of course already in Europe.

  Both of our companies have improved since Jeff and I first had the opportunity to think about this combination. We have more opportunity together, however, than either one of us, as Jeff just said a moment ago, could realize independent of each other.

  As he said, this company is going to be able to serve our shareholders, our stakeholders, and our employees in ways that, frankly, neither Continental nor United could do if we weren't about to embark on this journey.  But today, the companies are ready for that journey.  We are financially sound.  We have much improved balance sheets.  And our cash positions are individually, and now collectively, industry-leading.

  We are operationally sound.  We have learned much from our partner in the course of our two-year relationship.  And now today, we're very proud to be able to say that United Airlines is the number one on-time airline among the network carriers.

  We have the ability to withstand the volatility that Jeff just described a moment ago.  Since 9/11 and I know before, but that was before my experience in the industry, this industry has been battered by external challenges on a repeated basis.  You need the resilience that we just discussed to be able to withstand that, to recover from it, and then to thrive.

JS: So United and Continental are the right partners at the right time.  So let's fly together (Overlap). Let's open it up for questions.

GT:                       Let's do that.

JS:                        Thank you.  (Applause).

GT:                       Thanks very much.

JS:                        Thanks.

M:                        Good morning, Jeff.  At this point, we do have a limited amount of time in our question-and-answer session, and we do have a microphone to assist the news media representatives in asking their question.  And we would ask you use the microphone if possible.  If, when you announce your question, you could please state your name, as well as the media organization you are with, that would be very helpful.  And please indicate to whom you are addressing the question.  With that, do we have any questions from the news media?  Yes, sir.

M:                        Yes.  Edward Tan(?), (Inaudible) News Wires. I actually have two questions.  The first one is directed to both gentlemen, and the second one to Mr. Tilton.  The first question is, could you indicate how many board members for the new company will be coming from the Continental side, and how many from the United side?

JS:                        Sure.  Sure, I'll answer that.  This is a merger of equals, a true merger of equals.  So, Continental will contribute six directors to the combined board.  United will contribute six directors to the combined board.  And Glenn and I will be on the border.  He will serve as non-executive chairman.  I will serve as CEO.  Glenn will stay in that role for two years, and then I'll become the executive chairman.  And then, of course, there are the two representative labor unions that, under United's charter, are on the board of directors.

GT:                       So, it's a perfectly balance board.

M:                        And then a question for Mr. Tilton, please, on the second one.  This is, ostensibly, financially, United Airlines acquiring Continental Airlines.  However, it appears that you've been persuaded to relinquish the CEO position to Jeff.  Could you comment on the thoughts and some of the motivations that led to this decision?

GT:                       I've been the CEO of United Airlines for eight years.  They've been a very rewarding and a very challenging eight years.  Maybe I should put that in reverse order.  They've been very challenging and very rewarding.

   Jeff has been the chief executive officer of Continental for one quarter.  So, let Jeff experience the challenges for a little while.  (Laughter).

JS:                        Thanks, man.

JS:                        Next question?

M:                        Thank you.

JS:                        On the left side of the room, in the rear.

SH:                       Hi there.  Suzanne O'Halloran from Bloomberg Television.  Jeff, this would be a question for you.  We have oil at $86 a barrel today.  When does oil become too high, or when may it cancel out the cost synergies that you've been talking about with this deal?

JS:                        Well, recognize, when fuel changes in prices, as airlines, we adjust to that.  We adjust capacity.  We adjust to the market demand.  But recognize, this airline, with the combined fleets, will have the youngest fleet in the industry, and the most fuel efficient fleet in the industry, when you adjust for the cabin mix.  So we'll have, in effect, the permanent hedge.  The best hedge against high fuel prices is a modern and fuel efficient fleet.  And this combined airline will have the most modern and fuel efficient fleet in the entire industry, among our network competitors.

GT:                       So, acknowledging that that's the best hedge ... and in fact, it certainly is ... we also have a very competitive hedge book.

JS:                        Sure.

SH:                       Okay.  So, 86, you're not worried about that particular (Overlap/Inaudible) ...

JS(?):                    Look at, any fuel price, there will always be airlines.  Higher the fuel price, the smaller the airlines will be.  Lower the fuel price, the larger the airlines will be, and fares follow that.

G(?):                     So, having been in that business for 32 years?  Price is too high.

J(?):                      Thank you.  I agree.  (Laughter).

M:                        Is there an additional question?

M:                        Boy, is this some kind of a revolt?  (Laughter).

M:                        Okay, we do have one more question from ...

M:                        We didn't mean to provoke you, so.

  (Background Conversation)

W:                        Hi, this is (Inaudible) with (Overlap/Inaudible).

M:                        Hi, how are you?

M:                        Hi there.

W:                        Hey.  Good.  Earlier today, Jeff, you had said that you weren't ready to make any kind of decision about mergers in January.  Can you tell me a little bit about what's changed in the past five months?  Has there been a rapid improvement, (Overlap/Inaudible) ....

JS:                         Well, let me take you back to 2008, when Glenn's company and our company engaged in merger discussions. At that time, we were on the precipice of the largest global recession since the Great Depression.  Fuel prices were skyrocketing to unprecedented highs and continued to go up.  Liquidity was constrained in both carriers, and the capital markets were becoming distressed, and certainly with respect to our ability to access within the capital market.

  Now, fast-forward to today.  We've always had the perfect complementarity of roots, and the perfect fit of these airlines.  But the time then wasn't right.  So the risks then outweighed the rewards.

  Now, fast-forward to today, where we have a recovering economy.  We have business travel increasing.  We have fuel, although high, it's manageable.  We have access not only to the capital markets, but we ourselves have significant liquidity today.  Well, that makes a lot of sense.

  So, I was there, just reading my screen, and I saw them engage in discussions with another partner.  And I realized that the best partner for Continental, and the best way to grow our combined airline, and provide the foundation of stability for all of our constituencies, was to merge.  And I saw him going off to merge with someone else, and I felt I was the far prettier girl, and so I gave him a call.  And, it was ...

GT:                       On my birthday.

JS:                        Yeah.  Happy birthday.

GT:                       Thank you.

JS:                        And .... any time.  (Laughs).  And so, the industrial logic to this, the logic was absolutely compelling.  It was just a question of when the stars aligned.  And there's no way to know if the stars ever would have aligned again.  And certainly, if he'd merged with the other party, they possibly would never have aligned for us.  So this was the right partner at the right time, with the right results.  And so, we're very proud and pleased to be here together.

W:                        Could you have survived, had you guys not merged?  I mean, is a merger necessary?

JS:                        It isn't a point of survival.  It's, what you want to do with your future for your stakeholders, for your co-workers, for your customers, for the communities you serve.  For your shareholders.  We are creating an airline here today that has a far brighter future than either of us individually could have ever created on our own.

GT:                       I think it's really important to go back and examine the performance of our respective companies here recently.  Both of our companies are on a very competitive trajectory.  So, this is not a defensive combination of companies.  This is a combination of companies that creates future opportunity. So, it creates future value for shareholders.  It creates future opportunity for employees.  It creates the sustainability that Jeff referred to, and it creates an enormous opportunity for customers that they didn't previously have.

M:                        Is there a further question?  On the right side of the room.

DA:                      Good morning.  Dan Arnall, with ABC News.

M:                        How are you?

DA:                      Two questions for you.  The first thing.  Several analysts have told us today that after the merger is completed, consumers are likely going to see prices potentially go up.  Can you talk a little bit about, I guess, the retail price of the services you guys provide, and what effect this might have on that?

JS:                        Sure, sure.  Let me be clear that the synergies that we have projected for the combined company have no airfare increases whatsoever in those synergies.  We do not set prices.  We didn't set prices in the market before this transaction.  We won't set prices in the market after this transaction.  We respond to customer demand.  This is a brutally competitive industry.  What we're doing today is making ourselves more competitive on a global scale, as this entire industry is globalized, than we could have done individually with each other.

  This is not a merger predicated on increasing fares.  This is a merger predicated on being more competitive and more global, and providing an unparalleled network for scope and scale, attractive to both business travelers, who are very high-yield business travelers, and general consumers and leisure travels.

GT:                       I'd just draw your attention to two interesting questions, to sort of juxtapose the questions.  So over here, we had a question about $86 oil, and over here, we had a question as to whether or not do you think you might be able to raise fares.  Eighty-six dollar oil?  Fares have to be responsive to $86 oil.  What goes in has got to be compensated before it comes out, right?

DA:                      Second question.  The root networks are obviously very complementary, but obviously you'll get some efficiencies through some of the overlapping administrative functions.  Can you tell me a little bit about how many folks to expect to be kind of in a redundancy, and where those jobs might be lost?

JS:                        Well, we don't expect any significant loss in the front line jobs.  Clearly, in a merger, where you have overlapping general administrative expense, that's part of the logic of a merger, and that will occur.  You know, we're not in a position to know precisely the number of jobs or where they'll be located.  In the corporate headquarters, current corporate headquarters of Houston, there will be some job loss.  In the headquarters of United, there will be some job loss.  To the other, however, we will be more competitive.

  And, you know, Glenn and I will treat our employees as you always treat employees.  You treat them with dignity and respect.  You provide appropriate severance.  And also, by bringing these carriers together and having the ability to grow in the future in ways we never could have done before, we'll hope to hire back many of those very same people.

GT:                       So, the only thing that I would add to Jeff's good answer here is that he and I are going to sit down and do something we really haven't had the opportunity to do yet.  We are going to co-chair an integration council, the two of us.  We are going to agree on what we think the optimal structure is, for the management and the administration of the company.  We don't have that yet.  And then we are going to populate that management structure and that administrative structure with the very best employees, representing a roughly equal number of participants from the two companies.  You bet.

M:                        Do we have another question?  Yes, sir.

M:                        (Inaudible).  Both airlines had pending orders for new aircraft.  United, for example, had 25 firm orders with Boeing and with Airbus.  Will those continue, or will they be on hold, pending the resolution of your integration?

JS:                        Let me speak to that.  This carrier has unparalleled opportunities for growth, and for using those new aircraft in an optimal way.  I would anticipate that we will have many uses for the current orders on the United side and on the Continental side.

  And recognize what a huge competitive advantage we'll have.  We will be, together, the first U.S. air carrier to receive the 787, which is a magnificent airplane.  The A-350 is a magnificent airplane.  We will have the most flexible fleet in the industry, the youngest fleet in the industry, the most fuel-efficient fleet in the industry, and we will populate with the best aircraft in the industry.  So we're very excited about the fleet that we have now, and that we'll have in the future.

GT:                       And as Jeff has reminded me on occasion, it's nice to have competition in what is only really today a duopoly. So, we want to make sure that we keep some competition there, huh?

M:                        We have time for a couple of more questions, and I think we have one over on the far side of the room.

GT:                       Mary Jane doesn't have any questions, because frankly, we could be asking her.  What's happening, Mary Jane?

GC:                      Hi.  I'm Genie Corderro(?) from Dow Jones.  How do you plan on attracting, you know, corporate customers?  And, you know, how much does your, you know, revenue projections depend on attracting corporate customers?

JS:                        With the network that we are building, with the complementarity of the network, the power of Continental on the East Coast, in terms of attracting corporate customers, the New York hub, our flows into Latin America, coupled with the huge presence that United has on the West Coast and its vast Pacific network, we're building a network that will be highly attractive to corporate customers, and I believe quite sticky to corporate customers.  That is, when they fly us, not only will they stay with us, they'll like the service levels, they'll like the quality.  We'll be making the money it will take to invest in our product and keep it competitive.

  So we're highly confident we will attract corporate customers, and we'll have the world's leading loyalty program as well.  So, I think we bring a lot to the table to corporate customers.  I think we're going to attract a lot of corporate customers.  And they're very important to us, because those are high-yield customers.  And more importantly, we'll be able to retain those corporate customers.

GT:                       The only people happier today are Jeff and myself are our corporate sales teams.

JS:                        That's true.

M:                        Next question.

SH:                       Hi.  Suzanne, again, from Bloomberg Television.  Could you just give us a sense, both of you, on how the economy is coming back, where we are in the recovery period?

JS:                        Go ahead.

GT:                       Yeah, sure.  I think our first quarter performance for both carriers reflected the economy is very steadily, gradually improving.  We are, in many ways, a very accurate reflection of that.  Even what regions of the world provide us with recovery as the economy recovers.

  From our perspective, certainly ... and I can let Jeff speak to his own ... the Pacific was clearly quite encouraging for us.  And that's a franchise consideration for the United side of this new company.  And the Pacific has come back quite nicely.  I think the most significant thing that we saw was it actually improved over two years ago, first quarter two years ago, rather than simply the very depressed levels of a year ago.  And that was really very encouraging.

M:                        Time for one final question.  If no further questions, I want to thank Jeff and Glenn for being here today ...

M:                        Thank you, (Inaudible).

M:                        Thank you.

M:                        ... as well as our news media representatives.

M:                        (Overlap/Inaudible).

M:                        Well done.  Well done.

  (Background Conversation)

M:                        Thanks, man.  Appreciate it.

M:                        All right.  (Applause).

M:                        Yeah.

M:                        Thank you all.

M:                        Thank you.  (Applause).

   (MUSIC)

                                                               (END OF TAPE)